UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                --------------------------------------------

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO.          )*
                                       ----------

                              dreamlife, Inc.
------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 379333107
------------------------------------------------------------------------------
                               (CUSIP Number)

                                    N/A
------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          |_|   Rule 13d-1(b)
          |X|   Rule 13d-1(c)
          |_|   Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379333107            13G                  Page 2 of 9 Pages


1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        CYL Development Holdings, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                         (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        New Jersey

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               4,850,000 Shares

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             4,850,000 Shares

                 8  SHARED DISPOSITIVE POWER



9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,850,000 Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [X]
    EXCLUDES CERTAIN SHARES (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 8.6%

12  TYPE OF REPORTING PERSON (See Instructions)

        OO

CUSIP No. 379333107            13G                  Page 3 of 9 Pages


1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Kurt T. Borowsky

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                         (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

  NUMBER OF      5  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           4,850,000 Shares

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH

                 8  SHARED DISPOSITIVE POWER

                        4,850,000 Shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,850,000 Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [X]
    EXCLUDES CERTAIN SHARES (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 8.6%

12  TYPE OF REPORTING PERSON (See Instructions)

        IN

CUSIP No. 379333107            13G                  Page 4 of 9 Pages


1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        David J. Roy

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                         (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

  NUMBER OF      5  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           4,850,000 Shares

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH

                 8  SHARED DISPOSITIVE POWER

                        4,850,000 Shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,850,000 Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [X]
    EXCLUDES CERTAIN SHARES (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 8.6%

12  TYPE OF REPORTING PERSON (See Instructions)

        IN

                                SCHEDULE 13G

     This Statement on Schedule 13G, relating to the common stock, par value $0.01 per share (the "Common Stock"), issued by dreamlife, Inc., a Delaware corporation (the "Issuer"), is being filed by and on behalf of CYL Development Holdings, LLC ("CDH"), a New Jersey limited liability company, Kurt T. Borowsky, and David J. Roy (the "Reporting Persons"). The Reporting Persons have previously filed statements on Schedule 13D to report their ownership position in the Issuer. The percentages reported herein are based on there being 56,132,098 shares of Common Stock outstanding as reported in the Schedule 14A filed by the Issuer on November 26, 2001.

ITEM 1(A).     NAME OF ISSUER:

                    dreamlife, Inc.  (the "Issuer")

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    888 Seventh Avenue
                    New York, New York 10106

ITEM 2(A).     NAME OF PERSON FILING:

                    This Schedule 13G is filed by CDH and Mssrs.
                    Borowsky and Roy.

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    The business address of each of the Reporting Persons is 330 South Street, P.O. Box 1975, Morristown, New Jersey 07962-1975.

ITEM 2(C).     CITIZENSHIP:

                    CDH is a New Jersey limited liability company. Mssrs. Borowsky and Roy are citizens of the United States.

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

                    Common Stock, par value $0.01 per share.

ITEM 2(E).     CUSIP NUMBER:

                    379333107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

               (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

               (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

               (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e)  [ ] An investment adviser in accordance
                    withss.240.13d-1(b)(1)(ii)(E).

               (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

               (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

               (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

               (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

               (j)  [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

ITEM 4.        OWNERSHIP

CDH
---

          (a)  Amount beneficially owned: 4,850,000

          (b)  Percent of class: Approximately 8.6% of the outstanding
               Common Stock

          (c)  Number of shares as to which the person has:

               (i)    Sole power to vote or to direct the vote: 4,850,000

               (ii)   Shared power to vote or to direct the vote:

               (iii) Sole power to dispose or to direct the disposition of: 4,850,000

               (iv) Shared power to dispose or to direct the disposition of:

Kurt T. Borowsky
----------------

          (a)  Amount beneficially owned: 4,850,000

          (b)  Percent of class: Approximately 8.6% of the outstanding
               Common Stock

          (c)  Number of shares as to which the person has:

               (i)    Sole power to vote or to direct the vote:

               (ii)   Shared power to vote or to direct the vote: 4,850,000

               (iii) Sole power to dispose or to direct the disposition of:

               (iv) Shared power to dispose or to direct the disposition of: 4,850,000

David J. Roy
------------

          (a)  Amount beneficially owned: 4,850,000

          (b)  Percent of class: Approximately 8.6% of the outstanding
               Common Stock

          (c)  Number of shares as to which the person has:

               (i)    Sole power to vote or to direct the vote:

               (ii)   Shared power to vote or to direct the vote: 4,850,000

               (iii) Sole power to dispose or to direct the disposition of:

               (iv) Shared power to dispose or to direct the disposition of: 4,850,000

          The shares of Common Stock reported herein do not include warrants to purchase 1.4 million shares of Common Stock at an exercise price of $2.95 per share of Common Stock exercisable from April 14, 2002 to April 14, 2007 (the "Warrants") held by DL Holdings I, L.L.C., a limited liability company of which CDH is a non-voting member ("DL Holdings"). DL Holdings received the Warrants in connection with a $3.5 million loan to the Issuer evidenced by a promissory note dated December 14, 2001 and due April 14, 2002 (the "Promissory Note"). Additionally, pursuant to a Registration Rights Agreement relating to the shares of Common Stock underlying the Warrants and on the terms specified therein, (i) DL Holdings has the right, from time to time, to require the Issuer to purchase, at specified prices, some or all of the Warrants, and (ii) the Issuer has the right (exercisable on one occasion) to purchase, at specified prices, 75% of the Warrants acquired by DL Holdings. The Reporting Persons have no right to vote or dispose of any securities owned by DL Holdings, or otherwise make investment decisions as to the Warrants (including no right to make any determination with respect to the exercise of the Warrants). The Reporting Persons disclaim beneficial ownership (as such term is defined in Rule 13d-3 of the Act) of the Warrants.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          See Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable.


ITEM 10.  CERTIFICATIONS.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURE PAGE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                      CYL Development Holdings, LLC,
                                      a New Jersey limited liability company


Dated:   December 20, 2001            By:  /s/ David J. Roy
                                           ----------------------------
                                           David J. Roy, Manager



Dated:   December 20, 2001                 /s/ Kurt T. Borowsky
                                           ----------------------------
                                           Kurt T. Borowsky



Dated:   December 20, 2001                 /s/ David J. Roy
                                           ----------------------------
                                           David J. Roy

                                 EXHIBIT A

                           JOINT FILING AGREEMENT


The undersigned agree that the foregoing Statement on Schedule 13G (including any and all amendments thereto) is being filed with the Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

                                      CYL Development Holdings, LLC,
                                      a New Jersey limited liability company


Dated:   December 20, 2001            By:  /s/ David J. Roy
                                           ----------------------------
                                           David J. Roy, Manager



Dated:   December 20, 2001                 /s/ Kurt T. Borowsky
                                           ----------------------------
                                           Kurt T. Borowsky



Dated:   December 20, 2001                 /s/ David J. Roy
                                           ----------------------------
                                           David J. Roy